

March 18, 2020

Shuang Liu
President and Chief Executive Officer
Goldenwell Biotech, Inc.
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: Goldenwell Biotech, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 21, 2020**
> **File No. 333-236561**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 21, 2020

General

1. Please revise footnote (1) to the fee table to refer to 800,000 shares instead of 900,000 shares.

Emerging Growth Company, page 3

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 6

3. Please add risk factors to compare the offering price per share with the price per share price paid by your executive officer and directors on August 20, 2019 and to highlight the immediate and substantial dilution from this offering. Also, add a risk factor to highlight, if applicable, that your officers and directors reside outside of the United States, such as the ability of investors to enforce their legal rights, to effect service of process or to enforce judgments of United States courts.

4. Please add a risk factor to explain clearly the conflicts, if applicable, created by your chief executive officer being the chairman of a nutraceutical and dietary supplements company located in China that sells products that compete with your products.

5. Please clarify whether your officers and directors still hold their positions with Jilin Jinziyuan Biotech Co., Ltd., MegaGrow Electronics Inc. and Australian Trefoil Health and Technologies Pty. Ltd. mentioned on pages 33 and 34. If your officers will not devote full-time attention to your business, revise to state so directly and the amount of time they intend to devote to your affairs. Please add any appropriate risk factors related to their time commitment and any possible conflicts of interest. In that regard, we note that Australian Trefoil Health and Technologies Pty. Ltd. sells some of the same products as you. Please consider whether you should include Item 404 of Regulation S-K disclosures to the extent that you have any arrangements or agreements with any of the entities associated with your officers and directors. In that regard, we note that Trefoil's name and logo is on your Sugar Master and DNA Repair labels.

An increase in the cost and shortage of supply of key raw materials could adversely affect our business, page 9

6. Please revise this risk factor to disclose the key raw materials related to your products.

Because we will likely have fewer than three hundred shareholders of record, page 10

7. Please reconcile your disclosure on page 10 that you "presently intend" to file a Registration Statement on Form 8-A with your disclosure in the last paragraph on page 11 that you "have no current plans" to file a Registration Statement on Form 8-A.

Use of Proceeds, page 16

8. Please revise your Use of Proceeds section to disclose a description of how you intend to use the proceeds received from the shares of common stock offered by the company and how you intend to raise additional funds if the proceeds from this offering are insufficient to cover the intended uses. Your discussion should show the amount of proceeds to be allocated for each purpose assuming different amounts of proceeds raised and the number of shares sold. We note your disclosure on page 31 that you intend to construct production facilities for your products.

9.   Please clarify your reference to "selling shareholders" on page 11 since it appears that you are conducting a primary offering.

Plan of Distribution, page 19

10.   Please expand your disclosure to describe in how your securities will be offered and how you intend to have investors subscribe for the securities offered. Please disclose the duration of the offering.

Description of Business, page 24

11.   We note your disclosure in this section about the five products and the advantages. Please revise this section to clarify the status for your production of your products listed in this section. Please disclose any material hurdles that remain until you can sell the products commercially.

12.   Please explain the information presented in this section so that it is understandable to investors. For example, revise the disclosure on page 24 to clarify what you mean by the term "W-S skin cell relaxation factor" and revise the disclosure on page 26 to clarify the significance to investors of "molecular weight of 8000 da."

Compliance with Government Regulation, page 29

13.   We note your your reference to regulation in this section. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix). In this regard, it is unclear whether the products mentioned on pages 24-29 require clearance from the FDA given your disclosure about the effects of the products.

Directors, Executive Officers, Promoters and Control Persons, page 33

14.   Please expand the disclosure in this section to identify who is performing the functions of your chief financial officer.

Where You Can Find More Information, page 39

15.   Please disclose your internet address.

Signatures, page II-5

16.   Please identify below the second paragraph of text required on the Signatures page who signed your document in the capacity of controller or principal accounting officer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Thomas E. Puzzo, Esq.